Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, NJ 08540

August 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Amendment No. 2 to Registration Statement on Form S-3 Commission File No. 333-239928

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Soligenix, Inc. (the “Company”), the undersigned hereby requests that the Company’s Amendment No. 2 to Registration Statement on Form S-3 (Commission File No. 333-239928) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2020 (the “Registration Statement”), be declared effective on August 28, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Very truly yours, SOLIGENIX, INC.

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer

cc:	Driscoll R. Ugarte, P.A. Duane Morris LLP